News Release

Alexco Enters Into Silver Purchase Agreement With Silver Wheaton:
US$50 Million Up-Front Payment Plus Price on Delivery
For 25% of Keno Hill Silver Production

October 3, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) ("Alexco" or the “Company”) is pleased to announce that it has entered into a silver purchase agreement with Silver Wheaton Corp. (NYSE, TSX:SLW) (“Silver Wheaton”) under which Silver Wheaton will purchase 25% of the life of mine silver produced by Alexco from its Keno Hill Silver District in Canada’s Yukon Territory. The agreement anticipates that the initial silver deliveries will come from the Bellekeno property at Keno Hill. Alexco is currently undertaking mine development work at the Bellekeno property, which is also the subject of a recent preliminary economic assessment report (see the Alexco news release dated July 9, 2008 entitled “Alexco Releases Positive Preliminary Economic Assessment on Bellekeno Deposit”).

Alexco will receive an up-front deposit payment from Silver Wheaton of US$50 million, plus a further payment of the lesser of US $3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. US$15 million of the up-front payment will be made in two tranches within the next 30 to 90 days as certain conditions are completed. The US$15 million will fund ongoing underground development, definition drilling and continued exploration of the Bellekeno resource as well as other work required to refine and complete engineering studies. The remaining US$35 million will be paid on a monthly draw-down basis to build out the Bellekeno mine infrastructure and processing facility, commencing once Alexco has made a positive development decision and subject to certain other conditions including Alexco having sufficient committed funds available to complete construction and achieve production within specified time frames.

As announced in the July 9, 2008 news release, the recently-completed preliminary economic assessment of the Bellekeno deposit estimated the total capital required to achieve production, including initial working capital and a 25% contingency, to be CAD$61.2 million, including CAD$10 million of underground development work that Alexco has now already partially completed. The base case pre-tax assessment indicated a net present value of US$87 million at 8%, an internal rate of return of 55.5% and a pay-back period of 1.6 years, based on metal prices

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of US$11.69 per ounce for silver, US$1.24 per pound for zinc and US$0.81 per pound for lead. The assessment anticipates a project with average annual mine production of 3.3 million ounces of silver, 30.1 million pounds of lead and 24.5 million pounds of zinc over an initial 5 year mine life.

“Alexco is excited to have Silver Wheaton as a partner in the resumption of mine development activity in the historic Keno Hill Silver District,” said Clynt Nauman, President and CEO of Alexco. “This agreement provides Alexco the capital to develop the Bellekeno deposit while continuing district wide exploration, and to do so without diluting shareholder equity. The silver stream delivered to Silver Wheaton under this agreement represents less than 15% of the potential revenue stream from the Bellekeno deposit, which we believe will be the first of several silver rich deposits to be explored and developed in this district. To have completed this agreement with Silver Wheaton in a time of unprecedented turbulence in the financial markets is especially important to the continued growth and development of Alexco.”

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.